SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: June 27, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS ADDED TO RUSSELL GLOBAL INDEX

Hsinchu, Taiwan, June 27, 2011 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today announced that it has been added to Russell Investments’ Russell Global Index. Russell’s U.S. equity Indexes are widely used as benchmarks for both passive and active investment strategies. Membership is determined by objective rules, such as market capitalization rankings.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The addition of ChipMOS to the prominent Russell Global Index underscores our business success and growth prospects. We expect to benefit from increased visibility with investors worldwide that either benchmark against the index or turn to it for investment ideas.”

About Russell Investments

Russell Investments is an independent, global financial services firm that provides strategic advice, investment solutions, implementation services and global performance benchmarks that are customized to meet the unique needs of institutional investors, financial advisors and individuals.

Celebrating its 75th anniversary in 2011, 25 years in Sydney and Tokyo and 15 years in the Netherlands, Russell has pioneered innovations that have come to define many of the practices that are standard in the investment world today, and has four decades of experience researching and selecting money managers globally.

Russell has about US$161 billion in assets under management (as of March 31, 2011) and works with 2,300 institutional clients, 530 independent distribution partners and millions of individual investors globally. As a consultant to some of the largest pools of capital in the world, Russell has US$2 trillion in assets under advisement (as of December 31, 2010) and traded US$1.4 trillion last year through its implementation services business. The Russell Global Indexes calculate over 50,000 benchmarks daily covering 63 countries and more than 10,000 securities.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http:www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.